SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number 333 - 09470

VIVO PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

Vivo Holding Company

(Translation of Registrant’s name into English)

Av. Roque Petroni Jr., 1464

4º Andar – Lado “A”

04707-000—São Paulo, SP

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

1.	Press Release dated April 19, 2006

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2006

VIVO PARTICIPAÇÕES S.A.

By:	/s/ Ernesto Daniel Gardelliano
Ernesto Daniel Gardelliano
Investor Relations Officer